UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

DHT Holdings Inc (Name of Issuer)

Common Stock (Title of Class of Securities)

Y2065G121 (CUSIP Number)

September 30, 2015 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b) [   ] Rule 13d-1(c) [   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: Y2065G121
1	NAME OF REPORTING PERSON Canyon Capital Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 95-4688436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,950,451 3,356,875 due to convertible bond holding)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 5,950,451 3,356,875 due to convertible bond holding)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,950,451 3,356,875 due to convertible bond holding)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.18%
12	TYPE OF REPORTING PERSON IA
CUSIP No.: Y2065G121
1	NAME OF REPORTING PERSON Mitchell R. Julis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 5,950,451 3,356,875 due to convertible bond holding)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 5,950,451 3,356,875 due to convertible bond holding)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,950,451 3,356,875 due to convertible bond holding)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.18%
12	TYPE OF REPORTING PERSON IN
CUSIP No.: Y2065G121
1	NAME OF REPORTING PERSON Joshua S. Friedman I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 5,950,451 3,356,875 due to convertible bond holding)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 5,950,451 3,356,875 due to convertible bond holding)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,950,451 3,356,875 due to convertible bond holding)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.18%
12	TYPE OF REPORTING PERSON IN
CUSIP No.: Y2065G121
ITEM 1(a).	NAME OF ISSUER:
DHT Holdings Inc
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
Clarendon House2 Church StreetHamilton HM 11Bermuda
ITEM 2(a).	NAME OF PERSON FILING:
This Schedule 13G is being filed on behalf of the following persons*:Canyon Capital Advisors LLC ("CCA")Mitchell R. JulisJoshua S. FriedmanCCA is the investment advisor to the following persons:(i) Canyon Value Realization Fund, L.P. ("VRF")(ii) The Canyon Value Realization Master Fund (Cayman), L.P. ("CVRF")(iii) Canyon Value Realization Fund MAC 18, Ltd. ("CVRFM")(iv) Canyon Balanced Master Fund, Ltd. ("CBEF")(v) Permal Canyon Fund Ltd. ("PERMII")(vi) Canyon Distressed Opportunity Master Fund Lp ("CDOF")(vii) AAI Canyon Fund PLC ("AAI")(viii) Canyon-GRF Master Fund II, L.P. ("GRF2")(ix) Permal Canyon IO Ltd. ("PERMIO")(x) Canyon-TCDRS Fund, LLC ("TCDRS")(xi) AllianceBernstein Multi-Manager Alternative Strategies Fund ("ALLIANCEB40") (xii) HF Canyon Master, Ltd. ("HFCM")(xiii) Permal Alternative Select Fund ("PERMALT40")(xiv) Permal Alternative Select VIT Portfolio ("PERMALVIT40")(xv) Wells Fargo Advantage Alternative Strategies Fund ("WFAA40")(xvi) Lyxor/Canyon Capital Arbitrage Fund Limited ("LCVRF")* Attached as Exhibit A is a copy of an agreement among the persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067United States
ITEM 2(c).	CITIZENSHIP:
Canyon Capital Advisors LLC - DelawareMitchell R. Julis - United StatesJoshua S. Friedman - United StatesVRF: a Delaware limited partnershipCVRF: a Cayman Islands exempted limited partnershipCVRFM: a Cayman Islands corporationCBEF: a Cayman Islands corporationPERMII: a British Virgin Islands CompanyCDOF: a Cayman Islands exempted limited partnershipAAI: an Irish public limited companyGRF2: a Cayman Islands exempted limited partnershipPERMIO: a British Virgin Islands CompanyTCDRS: a Delaware limited partnershipALLIANCEB40: a Maryland corporationHFCM: a Cayman Islands corporationPERMALT40: a Maryland statutory trustPERMALVIT40: a Maryland statutory trustWFAA40: a Delaware statutory trustLCVRF: a Jersey corporation
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
Y2065G121
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
5,950,451(including 3,356,875 due to convertible bond holding)
(b)	Percent of class:
6.18%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
5,950,451(including 3,356,875 due to convertible bond holding)
(ii) Shared power to vote or to direct the vote:
5,950,451(including 3,356,875 due to convertible bond holding)
(iii) Sole power to dispose or to direct the disposition of:
5,950,451(including 3,356,875 due to convertible bond holding)
(iv) Shared power to dispose or to direct the disposition of:
5,950,451(including 3,356,875 due to convertible bond holding)
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
CCA is an investment advisor to various managed accounts, including VRF, CVRF, CVRFM, CBEF, PERMII, CDOF, AAI, GRF2, PERMIO, TCDRS, ALLIANCEB40, HFCM, PERMALT40, PERMALVIT40, WFAA40, and LCVRF with the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the securities held by, such managed accounts. Messrs. Julis, and Friedman control entities which own 100% of CCA.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 13, 2015
Date
Canyon Capital Advisors LLC
/s/ Doug Anderson
Signature
Doug Anderson, Chief Compliance Officer
Name/Title
October 13, 2015
Date
Mitchell R. Julis
/s/ Mitchell R. Julis
Signature
Mitchell R. Julis,
Name/Title
October 13, 2015
Date
Joshua S. Friedman
/s/ Doug Anderson
Signature
Doug Anderson, Chief Compliance Officer
Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: Y2065G121
EXHIBIT AAGREEMENT REGARDING JOINT FILINGThe undersigned hereby agree and consent to the joint filing on their behalf of this amendment to Schedule 13G in connection with their beneficial ownership of the common stock of DHT Holdings Inc.Dated: October 13, 2015CANYON CAPITAL ADVISORS LLC,a Delaware limited liability companyBy: /s/ Doug Anderson Name: Doug AndersonTitle: Chief Compliance OfficerJOSHUA S. FRIEDMAN/s/ Joshua S. Friedman MITCHELL R. JULIS/s/ Mitchell R. Julis